08003503

SUPPL

RANBAXY
LABORATORIES LIMITED

Registered Office: A-11, Industrial Area, Sahibzada Ajit Singh Nagar (Mohali) - 160055 (Punjab)

RECEIVED

NOTICE is hereby given that an **Extra-Ordinary General Meeting** of Ranbaxy Laboratories Limited will be held on **Tuesday, July 15, 2008, at 9.00 A.M.** at **Confederation of Indian Industry (CII), Block No. 3, Sector-31 A, Dakshin Marg, Chandigarh,** to transact the following business :

1. To consider and if thought fit, to pass with or without modification(s) the following resolution as a **Special Resolution:**

"RESOLVED that pursuant to the provisions of Section 81(1A) and all other applicable provisions, if any of the Companies Act, 1956 (The "Act") including any statutory modification(s) thereto or re-enactment thereof for the time being in force and in accordance with the relevant provisions of the Memorandum and Articles of Association of Company and applicable Guidelines/Regulations prescribed by the Securities and Exchange Board of India and/ or any other Regulatory/Statutory authority, the Listing Agreement entered into by the Company with the Stock Exchanges where the securities of the Company are listed and subject to the approvals, consents, permissions and/or sanctions as may be required from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, The Foreign Investment Promotion Board, Anti Trust Commissions of various countries/jurisdictions and from any other regulatory or statutory authority or body and subject to such terms, conditions, alterations, changes, variations and/or modifications, if any, as may be prescribed by any one or more or all of them in granting such approvals, consents, permissions and/or sanctions, the consent of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as the "Board" which term shall include a Committee thereof) to create, offer, issue and allot Equity Shares and Warrants to Daiichi Sankyo Company, Limited, incorporated and existing under the Laws of Japan and having its Registered Office at 3-5-1 Nihonbashi-honcho, Chuo-ku, Tokyo-103-8426 (Japan), as per following details:

a) 46,258,063 fully paid Equity Shares of Rs. 5 each at a premium of Rs. 732 per share, being the price higher than the price determined as per Chapter XIII of the SEBI (Disclosure and Investor Protection) Guidelines, 2000 (the SEBI Guidelines);

b) 23,834,333 Warrants - each Warrant exercisable between six months to eighteen months from the date of allotment at the option of the warrant holder for one fully paid Equity Share of the Company of Rs. 5 each at a price of Rs. 737, being the price higher than the price determined as per the SEBI Guidelines.

"RESOLVED FURTHER THAT the 'Relevant Date' as per the SEBI Guidelines for determination of applicable price for issue of aforesaid Equity Shares and Warrants is June 15, 2008."

"RESOLVED FURTHER THAT the Equity Shares to be issued and allotted (including on exercise of Warrants) shall rank pari-passu with the existing Equity Shares of the Company in all respects including payment of dividend."

"RESOLVED FURTHER that for the purpose of giving effect to the above Resolution, the Board be and is hereby authorized to do all such acts, deeds and things and to execute all such agreements, deeds, documents, instruments and writings as it may in its sole and absolute discretion deem necessary or expedient and to settle any question, difficulty or doubt that may arise in regard thereto."

PROCESSED

JUL 03 2008

THOMSON REUTERS

2. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution:**

"RESOLVED that in partial modification of the Resolutions passed at the Annual General Meetings of the Company held on June 28, 2006 and May 31, 2007 and in accordance with the provisions of Sections 198, 269, 309 and 310 read with Schedule XIII and other applicable provisions of the Companies Act, 1956 and the Articles of Association of the Company, the ceiling of remuneration of Mr. Malvinder Mohan Singh, Chief Executive Officer and Managing Director of the Company be and is hereby revised effective January 1, 2008 such that his Salary, Allowances and Perquisites shall not exceed Rs.25 Crores per annum."

"RESOLVED FURTHER that the Board of Directors (hereinafter referred to as "the Board" which term shall include a Committee of Directors) is authorized to fix actual remuneration of Mr. Malvinder Mohan Singh, Chief Executive Officer and Managing Director and revise it from time to time."

"RESOLVED FURTHER that all other terms and conditions relating to the appointment and remuneration of Mr. Malvinder Mohan Singh, Chief Executive Officer and Managing Director as approved by members at the Annual General Meetings held on June 28, 2006 and May 31, 2007, shall remain unchanged."

"RESOLVED FURTHER that the Board be and is hereby authorised to do all such acts, deeds and things as it may consider necessary or expedient to give effect to this Resolution."

3. To consider and if thought fit, to pass with or without modification(s) the following resolution as a **Special Resolution:**

"RESOLVED THAT pursuant to the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, as amended and any other applicable laws for the time being in force, the Company hereby accords its approval for amendment to the existing Employees Stock Option Scheme(s) of the Company to the effect that maximum number of stock options that may be granted to individual management employee in a year be increased from 40,000 to 3,00,000."

"RESOLVED FURTHER that for the purpose of giving effect to the above Resolution, the Board of Directors which expression shall include a Committee thereof, be and is hereby authorized to do all such acts, deeds and things and to execute all such deeds, documents, instruments and writings as may be deemed necessary or expedient for the purpose including to settle any question, difficulty or doubt that may arise in regard thereto."

By Order of the Board

Place : Gurgaon
Dated : June 16, 2008

S.K. Patawari
Company Secretary

NOTES

1. **A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND SUCH PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE PROXIES TO BE EFFECTIVE, SHOULD BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LATER THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.**
2. The Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 is given below and forms part of the Notice.
3. The documents referred to in the proposed resolutions are available for inspection at the Registered Office of the Company during working hours between 9.00 A.M. to 1.00 P.M. except on holidays.
4. Members/proxies should bring the attendance slips filled in for attending the meeting.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

ITEM NO. 1

The Company and the Promoter Group have entered into a Share Purchase and Share Subscription Agreement (SPSSA) with Daiichi Sankyo Company, Limited ("Daiichi Sankyo") on June 11, 2008 in terms whereof, Daiichi Sankyo seeks to acquire majority of the voting capital of the Company subject to receipt of requisite approvals, consents and permissions. For the purpose, the SPSSA inter-alia provides for:

I. Issue of following securities on a preferential basis to Daiichi Sankyo :
   (a) 46,258,063 Fully paid Equity Shares of Rs.5 each to Daiichi Sankyo at a premium of Rs.732 per share or at a price determined under applicable SEBI Guidelines whichever is higher and
   (b) 23,834,333 Warrants - each warrant exercisable between six months to eighteen months from the date of allotment at the option of the warrant holder for issue of one Equity Share of the Company of Rs.5 each at a price of Rs.737 or at a price to be determined under applicable SEBI Guidelines whichever is higher.

II. Purchase by Daiichi Sankyo of all the Equity Shares of the Company held by the Promoter Group for Rs. 737 per share.

III. "Open Offer" by "Daiichi Sankyo" to public shareholders to acquire a minimum of 20% of the Equity Shares of the Company on a fully diluted basis for Rs.737 per share or at a price to be determined under the applicable SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the SEBI Regulations) whichever is higher.

1. **Objects of the Issue**

   The funds to be raised by issue of securities on preferential basis would inter-alia be used for :
   - Repayment of borrowings;
   - Capital expenditure;
   - Research & Development;
   - Acquisitions;
   - Strategic investments and
   - Working Capital etc.

2. **Pricing**

   The price of the Equity Shares and Equity Shares to be issued on exercise of Warrants is not less than that determined under the applicable SEBI Guidelines.

RANBAXY
LABORATORIES LIMITED

Registered Office : A-11, Industrial Area, Sahibzada Ajit Singh Nagar (Mohali) - 160055 (Punjab)

Attendance Slip

Extra-Ordinary General Meeting
July 15, 2008

DP ID ....
Folio No./Client ID ....

Full Name of the Shareholder / Proxy attending the meeting

....

(First Name) (Second Name) (Surname)

FIRST HOLDER / JOINT HOLDER/PROXY
(Strike out whichever is not applicable)

FULL NAME OF FIRST HOLDER..
(If Joint Holder / Proxy attending) (First Name) (Second Name) (Surname)

....
Signature of the Shareholer / Proxy

Please note that no gifts / Company products will be given at the meeting

---

RANBAXY
LABORATORIES LIMITED

Registered Office : A-11, Industrial Area, Sahibzada Ajit Singh Nagar (Mohali) - 160055 (Punjab)

Proxy FORM

DP ID ....
Folio No./Client ID ....

I/We .... of ....

....
(Full Address)

in the State of .... being a member(s) of Ranbaxy Laboratories Limited

hereby appoint ....
(Name in Blocks)

of .... in the State of .... or failing
(Address)

him/her .... of ....
(Name in Blocks) (Address)

In the State of .... as my / our proxy to vote for me / us and on my / our behalf at the Extra-Ordinary General Meeting of the Company to be held on **Tuesday July 15, 2008, at 9.00 A.M. at Confederation of Indian Industry (CII), Block No. 3, Sector-31 A, Dakshin Marg, Chandigarh** and at any adjournment thereof.

As WITNESS my / our hand / hands is / are affixed this .... day of .... 2008.
(Date) (Month)

Affix
15 Paise
Revenue
Stamp

Signature...

Note : 1. The proxy need not be a member of the Company.
2. The proxy form duly signed across 15 paise Revenue Stamp should reach the Company's Registered Office at least 48 hours before the time of the meeting.

3. **Payment & Conversion Terms of Warrants**

Each Warrant is exercisable between six months to eighteen months from the date of allotment at the option of the warrant holder for one fully paid Equity Share of the Company of Rs. 5 each at a price of Rs. 737 which is higher than the price determined under the applicable SEBI Guidelines.

10% of the exercise price of each Warrant shall be paid by the allottee(s) at the time of allotment adjustable against the Issue Price of the Equity Shares, the balance price becoming payable on exercise of Warrant(s). If any Warrant(s) are not exercised within a period of 18 months from date of allotment, such Warrant(s) shall lapse and the consideration paid therefor shall stand forfeited.

4. **Intention of Promoters / Directors / Key Management Persons to subscribe to the offer (The Intention) :**

The Preferential Issue of Equity Shares and Warrants is being made to Daiichi Sankyo, hence, the Intention cannot be there.

5. **Shareholding Pattern and identity of the proposed allottees:**

The Shareholding pattern before and after the aforesaid issue of Equity Shares and resultant Equity Shares to be issued on exercise of Warrants on preferential basis is given below:

Category code	Category of Shareholder	Pre-Issue		Post Issue			
		No. of Shares	% of Total Holding	No. of Shares	% of Total Holding	No. of shares post exercise of warrants	% of Total Holding
(A)	**Shareholding of Promoters and Promoter Group**						
	Indian Promoters, their relatives, entities in the Promoter Group and Persons Acting in concert	129936214	34.81	129936214	30.97	129936214	29.31
(B)	**Non-Promoter Shareholding**						
(a)	Daiichi Sankyo	-	-	46258063	11.03	70092396	15.81
(b)	Mutual Funds/ UTI	12415145	3.33	12415145	2.96	12415145	2.80
(c)	Financial Institutions / Banks	1217239	0.33	1217239	0.29	1217239	0.27
(d)	Insurance Companies	73597238	19.72	73597238	17.54	73597238	16.60
(e)	Foreign Institutional Investors	67499208	18.08	67499208	16.09	67499208	15.23
(f)	Bodies Corporate	8547448	2.29	8547448	2.04	8547448	1.93
(g)	Individuals	68889951	18.46	68889951	16.42	68889951	15.54
(h)	NDCOs	1044989	0.28	1044989	0.25	1044989	0.24
	TOTAL (B)	**233211218**	**62.48**	**279469281**	**66.62**	**303303614**	**68.41**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	**10090438**	**2.70**	**10090438**	**2.41**	**10090438**	**2.28**
	TOTAL (A)+(B)+(C)	**373237870**	**100.00**	**419495933**	**100.00**	**443330266**	**100.00**

Notes:

I). Aforesaid post issue shareholding of Daiichi Sankyo does not include acquisition of :

(a) 129,934,134 Equity Shares from the Promoter Group and

(b) upto 92,519,126 Equity Shares under Open Offer to be made by Daiichi Sankyo under the applicable SEBI Regulations.

II). There may be further issue of shares by the Company on exercise of stock options under Employee Stock Options Scheme(s) of the Compa[illegible] Sh[illegible]pital may increase accordingly.

6. **Proposed time within which the allotment shall be completed :**

   The allotment of Equity Shares and Warrants (hereinafter referred to as the Securities) shall be completed within 15 days from the date of passing of the Shareholders Resolution.

   In case the allotment of Securities on preferential basis remains pending on account of pendency of any approval(s) by any Regulatory Authority(ies) or the Central Government, the allotment shall be completed within 15 days from the date of receipt of last of such approval(s).

7. **Auditors' Certificate:**

   A certificate from M/s. Walker Chandiok & Co., the Statutory Auditors of the Company, as required under the SEBI Guidelines certifying that the proposed Issue of Securities is being made in accordance with the requirements contained in the SEBI Guidelines will be placed for inspection of shareholders at this Extra-ordinary General Meeting.

8. **Lock-In:**

   Equity Shares, Warrants and Equity Shares to be issued on exercise of Warrants shall be subject to lock-in as per applicable SEBI Guidelines.

Consent of members is being sought under Section 81(1A) of the Companies Act, 1956, and other applicable provisions of the Companies Act, 1956, if any and in terms of the SEBI Guidelines and provisions of the Listing Agreements executed by the Company with the Stock Exchanges where the shares of the Company are listed.

None of the Directors of the Company are concerned or interested in the proposed resolution.

The Board recommends the resolution for the approval of the shareholders.

ITEM NO. 2

Members at the Annual General Meeting (AGM) held on June 28, 2006 had approved the appointment and terms thereof including remuneration payable to Mr. Malvinder Mohan Singh as the Chief Executive Officer and Managing Director of the Company for a period of five years effective January 18, 2006. Subsequently, members at the AGM held on May 31, 2007, had revised the remuneration.

Keeping in view the onerous responsibilities of an expanding global organization that the position of Chief Executive Officer and Managing Director shoulders and emerging remuneration trends for similar positions in India and globally, the remuneration of Mr. Malvinder Mohan Singh, Chief Executive Officer and Managing Director of the Company is proposed to be revised effective January 1, 2008 as specified in the Resolution subject to the ceiling laid down under Schedule XIII to the Companies Act, 1956.

The Board recommends the proposed resolution for approval of the shareholders.

Mr. Malvinder Mohan Singh is interested in the proposed Resolution. Mr. Harpal Singh and Mr. Shivinder Mohan Singh being father-in-law and brother respectively of Mr. Malvinder Mohan Singh, may be deemed to be interested in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

The Notice read with the Explanatory Statement may be treated as an abstract of the variation in terms of remuneration to Mr. Malvinder Mohan Singh as required to be circulated under Section 302 of the Companies Act, 1956.

ITEM NO. 3

The present Employee Stock Option Scheme (Scheme) of the Company provides that number of stock options to individual management employees (MEs) will not exceed 40,000 in a year. With a view to enable granting of higher number of stock options to individual MEs, depending upon the criticality of position, contribution made to the Company & potential and as a retention tool, it is proposed to amend the Scheme to provide that the number of stock options that may be granted to individual MEs be increased from 40,000 to 3,00,000 in a year.

In terms of SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, variation in terms of the Employees Stock Option Scheme requires approval of the shareholders by way of a Special Resolution.

The Board recommends the proposed resolution for approval of shareholders.

None of the Directors are interested or concerned in the proposed Resolution except to the extent of Stock Options that may be granted to them under the Scheme.

By Order of the Board

Place : Gurgaon
Dated : June 16, 2008

END

S.K. Patawari
Company Secretary